Exhibit 99.81

Fire & Flower A nounces Private Label Brand Collaboration with Qwest

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Oct. 14, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX:

FFLWF) and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “Fire & Flower” or the “Company”) today announced the launch of a private-label brand collaboration with Decibel Cannabis Company Inc’s (“Decibel”), premium cannabis brand “Qwest”.

The brand collaboration is anticipated to launch on October 15, 2020 in the province of Saskatchewan. Decibel will manufacture, package and ship the private-label products to Open Fields Distribution, Fire & Flower’s wholly-owned Saskatchewan distribution business.

The initial product launch will include a pre-rolled format and the Company may look to expand the offering to other products in the future. Spark Perks™ members will receive special member-only pricing and exclusive early access when the products are available in retail stores this week.

“We are pleased to announce this curated product offering to our customers. Qwest products are in high demand in the premium cannabis product category and our collaboration on these private label products will deliver high quality and value to the Fire & Flower customer,” shared Nadia Vattovaz, Executive Vice President, Operations and Chief Financial Officer of Fire & Flower. “Our ability to work directly with licensed producers, though our wholesale business, Open Fields Distribution in the province of Saskatchewan demonstrates how this province is leading the Canadian cannabis industry and we believe other provinces should look to how this model can best serve consumers and help eradicate the illegal and unregulated market.”

“Decibel is excited to partner with Canada’s leading retailer to launch a series of premium pre-rolls, exclusively for Fire & Flower customers,” said Adam Coates, Chief Growth Officer of Decibel. “This collaboration allows Qwest the opportunity to provide craft cannabis to a group of new customers while also offering value to Fire & Flower Spark Perks members.”

Additional details on the Qwest brand collaboration can be found on the Company’s website at https://fireandflower.com.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre™ digital platform and Spark™ program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at https://fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Acquisition. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and twenty-six weeks ended August 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 14-OCT-20